UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

November 5, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	Nandina Acharya
	Senior Assistant Chief Accountant	Staff Attorney
	Division of Corporation Finance	Division of Corporation Finance

	Mark Brunhofer	Brian Pitko
	Senior Staff Accountant	Staff Attorney
	Division of Corporation Finance	Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012
File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated September 10, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission: (i) Form 10-K for the Year Ended December 31, 2011, filed April 16, 2012; (ii) Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 14, 2012; File No. 000-54064.

The Company’s response to Item 7 of the Comment Letter is set forth below opposite to each bullet point corresponding to such bullet point in Item 7 of the Comment Letter.

Securities and Exchange Commission

November 5, 2012

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements

Note 10 - Equity

Preferred Stock, page 26

7.	You disclose the issuance of Series C Variable Rate Convertible Preferred Stock and common stock warrants in a private placement transaction closed on May 2, 2012. Please address the following comments related to this transaction, by referencing for us, where applicable, the authoritative literature you relied upon to support your accounting:

Management has re-evaluated all accounting for the issuance of the Series C Variable Rate Convertible Preferred Stock and Common Stock Warrants in the private placement closed on May 2, 2012. Following this revaluation the Company has concluded that the Preferred Stock and Common Stock Warrants are not indexed to our stock and should have been accounted for as a derivative liability. As a result, the Company intends to file a Form 8-K Item 4.02 Non-Reliance on Previously Issued Financial Statements for the June 30, 2012 financial statements.

•	In the last paragraph of this section, you indicate that you recorded a beneficial conversion feature related to the issuance of this preferred stock. Please tell us:

•	The amount you recorded for the beneficial conversion feature;

•	How you determined the amount; and

•

How you reflected the beneficial conversion feature in your earnings per share computation. In this regard, you do not present the numerator of your computation in Note 12, and it appears that you may not include the beneficial conversion feature as a deemed dividend in your computation.

Response: Management has re-evaluated the financial instruments. The conversion feature was not a set price due to being subject to potential adjustment (full ratchet provision). The full ratchet provision in the instrument, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the instrument is not indexed to the entity’s own stock and should be accounted for as a derivative liability. There is no beneficial conversion feature.

In addition, the Company issued common stock purchase warrants. The common stock purchase warrants contained full ratchet provisions. The full ratchet provision in the common stock purchase warrants, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the warrants are not indexed to the entity’s own stock and should be accounted for as a derivative liability.

Earnings per share will include the net income attributable to the common shareholders, inclusive of the deemed dividend.

•

In conjunction with telling us how you determined the amount of the beneficial conversion feature in the preceding bullet, please tell us how you allocated the consideration received to all instruments issued in the transaction. In your response, specifically:

•	Tell us the gross proceeds received;

•	Tell us the amount and nature of transaction costs incurred that will ultimately be settled in cash;

•

Explain the apparent discrepancy in the second to last paragraph in this section where you indicate that the transaction costs incurred of $356,000 include placement agent warrants with a fair value of approximately $2.1 million;

Securities and Exchange Commission

November 5, 2012

•

Explain the apparent discrepancy between the $2.1 million fair value of the placement agent warrants you disclose under the Black Scholes model when the inputs you disclose appear to result in an approximate fair value of $0.214 per warrant or approximately $3.7 million for all these warrants; and

•	Tell us why you indicate that you charged all the transaction costs to additional paid-in capital and whether you allocated these transaction costs to each instrument issued in the transaction.

Response: Management has re-evaluated the financial instruments. The conversion feature was not a set price due to being subject to potential adjustment (full ratchet provision). The full ratchet provision in the instrument, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the instrument is not indexed to the entity’s own stock and should be accounted for as a derivative liability. There is no beneficial conversion feature.

In addition, the Company issued common stock purchase warrants. The common stock purchase warrants contained full ratchet provisions. The full ratchet provision in the common stock purchase warrants, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the warrants are not indexed to the entity’s own stock and should be accounted for as a derivative liability.

At issuance, the Company received gross proceeds of $3,400,000. The Company paid approximately $356,000 in cash and accounted for as issuance costs. In addition, the Company issued placement agent warrants. These placement agent warrants included similar full ratchet provisions as the preferred stock. The full ratchet provision in the common stock purchase warrants, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the placement agent warrants are not indexed to the entity’s own stock and should be accounted for as a derivative liability.

The Company will account for the conversion feature and all warrants at fair value using a Binomial pricing model to estimate the fair value the feature at issuance and at the end of each applicable reporting period. Changes in the fair value of the derivatives during each reporting period are included in the statement of operations. Inputs into the Binomial pricing model require estimates, including such items as estimated volatility of the Company’s stock risk-free interest rate and the estimated life of the financial instruments being fair valued.

The Company will reconcile and restate all discrepancies between the transaction costs and will appropriately account for them in accordance with accounting principles generally accepted in the United States of America by charging to equity.

Securities and Exchange Commission

November 5, 2012

•

In the second paragraph of this section you indicate that dividends on this stock are cumulative and are payable on an increasing scale based on the original purchase price only when, as and if declared by your board of directors. Please address the following:

•	Tell us your consideration for accounting for the increasing rate cumulative dividends under guidance in SAB 5:Q;

•	Tell us whether you included the cumulative dividends in your earnings per share computation as required by ASC 260-10-45-11;

•

Explain why the dividend is calculated based on the “original purchase price” when you issued this stock at a 12% discount and it appears from Section 3a of your Certificate of Designation Preferences, Rights and Limitations of Series C Variable Rate Convertible Preferred Stock filed as Exhibit 4.2 to your May 2, 2012 Form 8-K that this amount is calculated based on the stated value of $1,000 per share;

•	Explain why the declaration of the dividend by your board of directors is necessary when Section 3a of your Certificate of Designation does not appear to require such declaration; and

Please provide us proposed revised disclosure for here and your liquidity and capital resource discussion in MD&A that clarifies that you are obligated to pay quarterly dividend beginning on May 1, 2012 and may be subject to a late payment fee of 18% per annum as indicated in Section 3a and 3d, respectively, of your Certificate of Designation.

Response: The Company failed to take into consideration SAB 5:Q. The Company will account for the increasing rate cumulative dividends under such guidance.

Earnings per share will include the net income attributable to the common shareholders, inclusive of the dividend.

The dividends were properly calculated off of the stated value of the Series C Preferred Stock; however, the disclosure of dividends payable will be revised to reflect that dividend calculations are off of stated value rather than the “original purchase price”.

The dividends payable on the Series C Preferred Stock are calculated based upon the stated value of the outstanding shares of the Series C Preferred Stock.

Management agrees the Certificate of Designation does not require a declaration by the Board of Directors. The disclosure will be amended.

Securities and Exchange Commission

November 5, 2012

We propose to include the following revised disclosure in our Liquidity and Capital Resource discussion in Management Discussion and Analysis section in amendment of our Form 10-Q for the period ended June 30, 2012 and for future periodic reports:

The holders of the Preferred Shares are entitled to receive cumulative dividends at a rate per share of 8% per annum until October 31, 2013, increasing to 16% per annum from November 1, 2013 until January 31, 2014, further increasing to 20% per annum from February 1, 2014 until April 30, 2014 and finally increasing to 25% per annum thereafter, payable quarterly on February 1, May 1, August 1 and November 1, beginning on May 2, 2012. In the event if funds are not legally available for the payment of dividends, then, at the election of such holder, such dividends shall accrue to the next dividend payment date or shall be accreted to, and increase, the outstanding value of the Preferred Share. In addition, dividends are subject to late fees payment. Any dividends that are not paid within three trading days following a dividend payment date shall continue to accrue and shall entail a late fee, which must be paid in cash, at the rate of 18.0% per annum or the lesser rate permitted by applicable law which shall accrue daily from the dividend payment date through and including the date of actual payment in full.

•

Please tell us why you classify the preferred stock in equity and do not accrete its carrying value to the redemption amount. In this regard, please tell us how each of the events triggering the holder’s option to force redemption as identified in Section 10 of your Certificate of Designation are within your control. Please see ASC 480-10-S99-3A.

Response: Management has re-evaluated the preferred stock issuance and has determined the preferred stock should be accounted for in temporary equity in accordance with ASC 480-10-S99-3A. The All triggering events as outlined under Section 10 are not in the Company’s control. The Company intends to restate the presentation and accounting for the preferred stock as temporary equity.

•

Please provide your analysis supporting why you do not apparently bifurcate the conversion feature of this series of preferred stock as an embedded derivative liability. In your analysis tell us whether the conversion feature meets the requirements for bifurcation under ASC 815-15-25-1. If so, please tell us why at a minimum the full ratchet price protection feature identified in the fourth paragraph of Item 1.01 of your May 2, 2012 Form 8-K is not indicative of derivative accounting; please see Example 9 at ASC 815-40-55-33 and 55-34.

Response: Management has re-evaluated the financial instruments. The conversion feature was not a set price due to being subject to potential adjustment (full ratchet provision). The full ratchet provision in the instrument, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the instrument is not indexed to the entity’s own stock and should be accounted for as a derivative liability.

Securities and Exchange Commission

November 5, 2012

•

Please provide us your analysis supporting why you do not apparently account for the warrants issued with this series of preferred stock as derivative liabilities. In your analysis tell us whether these warrants meet the definition of a derivative under ASC 815-10-15-83. If so, please tell us why at a minimum the full ratchet price protection feature identified in the fourth paragraph of Item 1.01 of your May 2, 2012 Form 8-K is not indicative of derivative accounting; please see Example 9 at ASC 815-40-55-33 and 55-34.

Response: The Company issued common stock purchase warrants to the investors in the May 2, 2012 private placement. The common stock purchase warrants contained full ratchet provisions. The full ratchet provision in the common stock purchase warrants, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 – 15 concludes the warrants are not indexed to the entity’s own stock and should be accounted for as a derivative liability.

•

Please tell us whether the placement warrants issued are the same as those issued in investors in this private placement. If not, please provide us a separate analysis of all the provisions of the placement agent warrants as to why those warrants are not derivative liabilities.

Response: The placement agent warrants issued are the same as those issued to the investors in this May 2, 2012 private placement. These placement agent warrants included similar full ratchet provisions as the preferred stock. The full ratchet provision in the common stock purchase warrants, under which the exercise price will be adjusted if new shares are issued for a lower price, makes that the monetary amount is not fixed and determinable. As a result, ASC – 815 – 40 concludes the placement agent warrants are not indexed to the entity’s own stock and should be accounted for as a derivative liability.

In providing the foregoing responses, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin
Michael L. Griffin

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.